Exhibit 99.1

Nano Dimension to Form a 3D Bio-Printing Subsidiary to Focus on Kidney Diseases

The new bio subsidiary will seek funding independent of Nano Dimension

NESS ZIONA, Israel- February 13, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that it intends to create a platform for 3D bio-printing of cells and connective tissues to form biological structures that function as human kidneys. After conducting market research into applications of the company's technology to the field of 3D bio-printing, the company has chosen to focus primarily on solutions for end stage renal disease ("ESRD"), which lead to kidney failure.

"We believe that our high-end 3D printing capabilities, together with our expertise in nano-chemistry and advanced materials, provide significant added value to the promising field of bio-printing," said Amit Dror, CEO of Nano Dimension. "We look forward to bringing our know how and IP in multi-material 3D printing, and integrating it into the emerging world of 3D bio-printing. We believe that a bio-printing platform with these advantages has the potential to enable the creation of very complex biological structures."

As previously announced, the company intends to advance its 3D bio-printing initiative through a new subsidiary. The subsidiary will seek separate funding, distinct from Nano Dimension's activity in the field of printed electronics. The company will provide further details regarding the formation of the new subsidiary as such information becomes available.

According to the United States Renal Data System, Medicare fees for ESRD services in the U.S. reached $32.8 billion, rising by 3.3% between 2013 and 2014. The U.S. Department of Health and Human Services has reported that the U.S. kidney transplant waiting list continues to grow and currently has approximately 98,000 candidates, but only 19,000 kidney transplants were performed in 2016. Accordingly, the active waiting list is more than five times greater than the number of available donor kidneys. Furthermore, according to a Milliman research report from December 2014, the average cost of kidney transplantation is $334,000.

To the best of the company's knowledge, existing solutions for tissue printing have significant barriers to creating tissues that mimic complex kidney tissue functionality. Nano Dimension previously demonstrated a successful proof of concept by 3D bio-printing tissue with stem cells, and has filed a patent application for its bio-printing technology.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software, and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards), and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward looking statements in this press release when it discusses that it intends to create a platform for 3D bio-printing of cells and connective tissues to form biological structures that function as human kidneys, focus on ESRD, potential and possible uses of its products, advancing its 3D bio-printing initiative through a new subsidiary and funding for such subsidiary. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

In addition, Nano Dimension cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the company. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s prospectus filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(4) on September 27, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com